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                                               November 1, 2006

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Brigitte Lippmann

           Re:    RathGibson, Inc.
                  Registration Statement on Form S-4 ("Registration Statement")
                  Filed June 9, 2006
                  File No. 333-134875

Dear Ms. Lippmann:

                  Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form
S-4 (File No. 333-134875) fled with the Securities and Exchange Commission on
June 9, 2006, as amended, be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on November 1, 2006, or as soon as practicable thereafter.

                  Please notify the undersigned at (212) 756-2497 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

                                                     Very truly yours,

                                                     /s/ James Nicoll

                                                     James Nicoll

Ms. Brigitte Lippmann
November 1, 2006

 CC:     Barry Nuss, RathGibson, Inc.
         Michael Littenberg, Schulte Roth & Zabel LLP